Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

FURTHER DELAY IN DESPATCH OF CIRCULAR IN RELATION TO

OPTION PURCHASE AGREEMENT

PROPOSED MANDATE IN RELATION TO

THE POSSIBLE VERY SUBSTANTIAL DISPOSAL

DISPOSAL OF AN INDIRECT WHOLLY-OWNED SUBSIDIARY

OF THE COMPANY

Reference is made to the announcement of Graphex Group Limited (the “Company”) dated 1 December 2025 in relation to, among other things, the Option Purchase Agreement, the Proposed Mandate and the Possible Disposal (the “Announcement”) and the clarification and delay in despatch of circular announcement dated 22 December 2025 (the “Delay Announcement”). Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meaning as those defined in the Announcement.

FURTHER DELAY IN DESPATCH OF THE CIRCULAR

As stated in the Delay Announcements, a circular including, among other things, (i) further information of the Agreement and the Possible Disposal; (ii) the notice of the EGM; and (iii) other information as required under the Listing Rules, is expected to be despatched to the Shareholders on or before 16 January 2026.

As additional time is required to prepare and finalise certain information to be included in the circular, the despatch date of the Circular will be further postponed to a date on or before 13 February 2026.

By order of the Board of
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 16 January 2026

As at the date of this announcement, the Directors of the Company are:

Executive Directors:

Mr. Lau Hing Tat Patrick

Mr. Chan Yick Yan Andross

Mr. Qiu Bin

Non-executive Director:

Mr. Ma Lida

Independent Non-executive Directors:

Mr. Wang Yuncai

Mr. Liu Kwong Sang

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